ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

08000683

File No. 82-5139
February 8, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

SUPPL

<u>CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated January 16, 2008 entitled "Notice of Partial Amendment to Articles of Incorporation for the Purpose of Going Private and the Purchase of All Shares with a Total Purchase Condition Attached"; and

2. Press release dated January 16, 2008 entitled "Notice of Change in Directors".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

CYBIRD HOLDINGS JASDAQ

News Release

January 16, 2008

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Partial Amendment to Articles of Incorporation for the Purpose of Going Private and the Purchase of All Shares with a Total Purchase Condition Attached

Tokyo, Japan, January 16, 2008 --- In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd., decided place a resolution on the agenda of the extraordinary general meeting of shareholders and the general meeting of common share class shareholders scheduled for February 15, 2008, regarding the partial amendment of articles of incorporation and the purchase of all shares with a total purchase condition attached. Details are as follows.

I. Partial Amendment to Articles of Incorporation to Increase Number of Directors (Partial Amendment to the Articles of Incorporation (1))

1. Reasons for amendment

As announced in the Company's press release dated December 14, 2007 "Notice of Change in Parent Company and Largest Shareholder," as a result of the tender offer made by CJ Holdings Co., Ltd. (CJHD), during the period from November 1 to December 13, 2007, to acquire the shares and subscription rights of the CYBIRD Holdings, effective December 20, 2007 (settlement date), CJ Holdings had acquired 259,765 common shares (equivalent to 89.58% of voting rights) and 2,193 subscription rights (exercisable for 5,373 common shares).

The Company has decided to accept the addition of five directors selected by its new parent company CJHD, and, at the same time, unofficially decided to appoint Senior Vice President Toshiaki Kawata a director. Consequently, the Company is making the necessary changes to the Articles of Incorporation required to appoint the new directors. The amendments given in Partial Amendment to the Articles of Incorporation (1) will become effective as soon as the resolution regarding the Partial Amendment to the Articles of Incorporation (1) is approved by the extraordinary general meeting of shareholders of the Company.

2. Details of amendment

The changes are to be made to the current Article of Incorporation as shown below.

(Changes are underlined)

Current Article of Incorporation	Proposed Changes
Article 26 (Number of Directors) The number of directors of the Company shall be no more than <u>seven (7)</u>.	Article 26 (Number of Directors) The number of directors of the Company shall be no more than <u>ten (10)</u>.

3. Summary of the Planned Schedule for the Partial Amendment to the Articles of Incorporation (1)

February 15, 2008 (Friday): Date of extraordinary general meeting of shareholders, effective date of

Partial Amendment to the Articles of Incorporation (1)

II. Partial Amendment to Articles of Incorporation to take Company Private (Partial Amendment to the Articles of Incorporation (2))

1. Reasons for amendment

As previously mentioned, as a result of the tender offer, effective December 20, 2007, CJHD acquired 259,765 common shares (equivalent to 89.58% of voting rights) and 2,193 subscription rights (exercisable for 5,373 common shares). As stated in the tender offer documents, the Company now plans to be converted to a fully owned subsidiary, becoming a privately owned corporation.

As announced in the Company's press release dated October 31, 2007 "Notice of Endorsement of Tender Offer for CYBIRD Holdings Shares," the Company recognizes that the current ongoing alignment of market conditions represents a major opportunity to invest business resources for the purpose of realizing the previously mentioned increase in corporate value of the Company from a medium-to-long term point of view. Consequently, the Company has decided that it is urgent to establish the organization needed to create the new platform business and take action without being influenced by short-term performance concerns. Taking these steps toward increasing corporate value in the medium-to-long term by creating a new platform business and establishing a structure and taking action to strengthen such existing businesses as the Mobile Content and Commerce businesses could be disappointing for shareholders. Performance growth may slow in the short term and there is the risk that fluctuation in profits may increase. For example, if the Company makes substantial capital investments in building its platform to achieve full-fledged profitability in its advertising business, costs are expected to rise and cash flows worsen temporarily, which would affect the performance in the short term. Similarly, the Company expects that performance will be affected if it increases its advertising to improve the competitiveness of its Commerce Business.

The Company has decided that the best course of action to flexibly and quickly achieve its business strategy would be for CJHD to convert CYBIRD Holdings to a fully owned subsidiary. Taking the Company private would allow the Company to implement its business strategies from a medium-to-long-term view as described above, to avoid exposing general shareholders to the inherent risks of those medium-to-long-term strategies.

The Company has also announced its intention to build a collaborative management relationship with CJHD as a partner that will contribute to the Group's growth, greater competitiveness, and increase in corporate value based on the implementation of medium-to-long-term strategies from not only a domestic but also global point of view.

Based on the above, the Company has chosen to be converted to a subsidiary by CJHD according to the following method (hereinafter referred to as "Amendments to the Articles of Incorporation, etc").

(1) Based on a special resolution by the general meeting of shareholders, a condition will be attached to all the Company's common shares allowing the Company to purchase all of them (hereinafter referred to as the "Total Purchase Condition"). The condition of purchase of these Total Purchase Condition Shares is when, based on a special resolution by the general meeting of shareholders, all of the shares are purchased by the Company, each Total Purchase Condition share shall be exchanged for new common shares of the Company of the same class as the previous common shares at the rate of 0.00004937 shares per Total Purchase Condition share effective February 15, 2008, (hereinafter referred to as the "General Meeting of Shareholders Date").

(2) In accordance with Article 171 of the Corporation Law of Japan, based on a special resolution at the general meeting of shareholders, the Company will acquire all of the Total Purchase Condition shares (excluding treasury shares), and as stipulated in the Articles of Incorporation, will exchange Total Purchase Condition shares for new common shares of the Company at the rate of 0.00004937 shares per Total Purchase Condition share.

If, based on the provisions of the Articles of Incorporation after the amendments, the Company by special resolution does acquire all the Total Purchase Condition shares (excluding treasury shares) (in other words, should the Amendments to the Articles of Incorporation be implemented), the Company expects that the number of new common shares of shareholders other than CJHD issue according to the exchange rate will be fractional amounts less than one share. The total number of shares equivalent to the fractional shares less than one share that resulted from the allocation shall be processed according to law, and having received the approval of the courts, shall be sold. The resulting cash shall be distributed to

shareholders in accordance with their proportional holdings. Provided, however, that the fractional amount less than one resulting from the totaling of the fractional shares shall be truncated and not be part of the sale, as provided for in Article 234, Paragraph 1 of the Corporation Law of Japan. Even in the case that truncation is implemented regarding the sale, the Company plans to make the distribution of cash from the sale according to the original total of shares of shareholders. Regarding said sale procedure, the Company plans to sell the new common shares to CJHD with the approval of the courts based on the provisions of Article 234, Paragraph 2 of the Corporation Law, and to buy said shares based on the provisions of Article 234, Paragraph 4 of the Corporation Law.

In purchasing the new common shares of the Company, if the necessary approval is received from the courts, the Company plans to calculate the total amount of cash based on 60,000 yen per share held by shareholders on the General Meeting of Shareholders Date (the price of common shares in the tender offer by CJHD for the Company's common shares and subscription rights). Should approval not be received from the courts, it is possible that some adjustments will be necessary in the calculation and the final amount may differ from the above.

The Partial Amendment to the Articles of Incorporation (2) makes additional amendments as part of Amendments to the Articles of Incorporation, etc. described above, to the revised Articles of Incorporation after the Partial Amendment to the Articles of Incorporation (1), and (i) provides in the Articles of Incorporation that Total Purchase Condition will be attached to all the Company's common shares issued and outstanding as of the date of general meeting of shareholders to make them Total Purchase Condition Shares, and when the Company purchases all the Total Purchase Condition Shares subject to such Total Purchase Condition based on a special resolution by the general meeting of shareholders, each Total Purchase Condition Share shall be exchanged for new common shares of the Company of the same class as the previous common shares at the rate of 0.00004937 shares issued and outstanding as of the date of general meeting of shareholders, and (ii) provides for the new common shares of the Company of the same class as the previous common shares outstanding as of the date of general meeting of shareholders to provide the purchase price to shareholders allocated in exchange for the purchase in the Articles of Incorporation and make necessary amendments thereto.

The number of new common shares of the Company of the same class as the previous common shares allocated to each shareholder other than CJHD in case that the Company purchased all the Total Purchase Condition Shares (excluding treasury shares) based on a special resolution by the general meeting of shareholders subject to such provisions in the Articles of Incorporation, is expected to be fractional amounts less than one share. In accordance with the provisions of the Corporation Law, The Company will be able to implement the changes to the Articles of Incorporation stated in the Partial Amendment to the Articles of Incorporation (2) conditional on the approval of the resolution given in the following "III. Purchase of Total Purchase Condition Shares" as originally stated after approval of special resolutions by the extraordinary general meeting of shareholders and the general meeting of the common share class shareholders.

The effective date of the changes given in the Partial Amendment to the Articles of Incorporation (2) shall be March 25, 2008.

2. Details of Amendments

The details of the amendments are as follows. They are additional changes to be made following the amendment made in the Partial Amendment to the Articles of Incorporation (1).

• On the General Meeting of Shareholders Date, by attaching a Total Purchase Condition to all of the shares issued by the Company, all shares shall become part of the class of shares with a Total Purchase Condition attached, and the name of the class shall be changed from Common Shares to Total Purchase Condition Shares.

• The provisions regarding the conditions of the preferred shares that may be issued by the Company shall be deleted, and new provisions shall be established as of the General Meeting of Shareholders Date enabling new common shares with the same conditions as the original issued and outstanding common shares.

• Along with the deletion of the provisions regarding the conditions of the preferred shares, the provisions regarding the total issuance number of preferred shares shall be deleted, and total issuance numbers shall be established separately for the Total Purchase Condition Shares and common shares.

• In addition to other changes in phrasing, the numbering of articles shall be adjusted in line with the

above changes.

(Underlined parts are revised parts)

Articles of Incorporation following the amendments in Partial Amendment to the Articles of Incorporation (1)	Proposed Amendments
Article 6. (Total number of shares authorized to be issued) The total number of shares authorized to be issued by the Company shall be 824,988. Of this amount, 799,988 shares shall be common shares and 25,000 shares shall be preferred shares.	Article 6. (Total number of shares authorized to be issued) The total number of shares authorized to be issued by the company shall be 824,988. The total number of Total Purchase Condition Shares as stipulated in Article 6-2 authorized to be issued shall be 412,494 shares and the total number of common shares as stipulated in Article 6-3 authorized to be issued shall be 412,494 shares.
(Added)	Article 6-2 (Total Purchase Condition Shares) The Company shall set the conditions of the issued and outstanding common shares at February 15, 2008 as those conditions stipulated in Article 108, Paragraph 2, Item 7 of the Corporation Law of Japan. 2 Should the Company purchase the Total Purchase Conditions Shares, it shall exchange each Total Purchase Condition Share for 0.00004937 common shares of the Company. 3 The Company shall set the conditions of the Total Purchase Condition Shares to be issued as those conditions stipulated in Article 108, Paragraph 2, Items 1 to 6 and Items 8 and 9 of the Corporation Law of Japan.
(Added)	Article 6-3 (Common Shares) The Company shall not set as conditions for the common shares to be issued, those conditions given in any of the items in Article 108, Paragraph 2 of the Corporation Law of Japan.
Article 7. (Issue of stock certificates) The Company will issue stock certificates related to its shares.	Article 7. (Issue of stock certificates) The Company will issue stock certificates related to all types of its shares.
Chapter 2-2 (Preferred Share)	(Deleted)
Article 12.(Preferred Share Dividends) When the Company pays a dividend from retained earnings to shareholders holding preferred shares (hereinafter referred to as "Preferred Shareholders") or to registered stock beneficiaries of preferred shares (hereinafter referred to as "Preferred Stock Beneficiaries) in accordance with the provisions of Article 44, before the Company pays a dividend from retained earnings to shareholders with common shares (including beneficiaries; hereinafter referred to as "Common	(Deleted)

Shareholders") or to registered stock beneficiaries for common shares (hereinafter referred to as "Common Stock Beneficiaries) the Company shall pay such cash dividends from retained earnings to the Preferred Shareholders and Preferred Stock Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of ¥5,000 per preferred share (hereinafter referred to as the "Preferred Dividend); provided, however, that if an interim preferred dividend with the same date of record and in the same fiscal year has been paid in accordance with the provisions of Paragraph 4 below, said amount shall be subtracted from the said Preferred Dividend amount. 2 If the cash dividend paid to the Preferred Shareholders and Preferred Stock Beneficiaries in a certain fiscal year is less than the Preferred Dividend, the insufficient amount shall not be carried forward to following fiscal years. 3 Preferred Shareholders and Preferred Stock Beneficiaries shall not be paid a dividend in excess of the Preferred Dividend. 4 When the Company pays an interim cash dividend in accordance with the provisions of Article 45, before the Company pays cash dividends to Common Shareholders and Common Stock Beneficiaries, the Company shall pay such cash dividend to the Preferred Shareholders and Preferred Stock Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of 50% of the Preferred Dividend (hereinafter referred to as the "Preferred Interim Dividend.")	
Article 13. (Distribution of Remaining Assets) When the Company distributes its remaining assets in a liquidation, before the Company pays any amounts to Common Shareholders and Common Stock Beneficiaries, the Company shall pay such amount to the Preferred Shareholders and Preferred Stock Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of ¥1,000,000 per preferred share. 2 In addition to the amount stipulated in the preceding clause, the Company shall pay Preferred Shareholders and Preferred Stock Beneficiaries an amount equivalent to the amount paid to Common Shareholders and Common Stock Beneficiaries in the distribution of remaining assets.	(Deleted)
Article 14. (Repurchase of Preferred Shares) The Company may repurchase all or a portion of the preferred shares on the date when specific grounds for repurchase determined by the board of directors by resolution at the time of the share	(Deleted)

issue arise based on repayment of the price paid for said preferred shares; provided, however, that when only a portion of the preferred shares are being repurchased, the repurchase shall be determined by a lottery or some other method.	
Article 15. (Right to request conversion of preferred shares) During a period determined by the board of directors by resolution at the time of the preferred share issue, preferred shareholders may request that the company exchange their preferred shares for the number of common shares that may be obtained by dividing the purchase price of the preferred shares by the average closing price of the Company's common stock on the Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the day of the conversion (hereinafter referred to as the "Conversion Request Price"); provided, however, that the Conversion Request Price shall be calculated to one decimal point and rounded up. Should said Conversion Request Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be granted the number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price. 2 Should fractional share amounts occur in the calculation of the number of common shares to be received in the preceding clause, these shares shall be treated as specified by Article 234 of the Corporation Law.	(Deleted)
Article 16. (Automatic Conversion of Preferred Shares) Preferred shares that have not been converted into common shares during the right to request conversion period provided in the preceding Article, shall be converted automatically on a date decided by the board of directors following the last day of the right to request conversion period (hereinafter referred to as the "Automatic Conversions Date"). The preferred shares shall be converted to the number of common shares, which is obtained by dividing the price paid for the preferred shares by the average closing price of the Company's stock on Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the Automatic Conversion Date (hereinafter referred to as the "Automatic Conversion Price"); provided, however, that the Automatic Conversion Price shall be rounded up to the first decimal place, and should said Automatic Conversion Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of	(Deleted)

the preferred share issue, then it shall be granted the number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price. 2 Should fractional share amounts occur in the calculation of the number of common shares to be received in the preceding clause, these shares shall be treated as specified by Article 234 of the Corporation Law.	
Article 17. (Voting Rights) Preferred shareholders shall have no voting rights at general meetings of shareholders; provided that preferred shareholders shall be granted voting rights if at a regular general meeting of shareholders a resolution to pay preferred dividends is not on the agenda from the time of said general meeting of shareholders, or if said resolution to pay preferred dividends is not approved at the general meeting of shareholders, then from the end of said general meeting of shareholders.	(Deleted)
Article 18.(Reverse Stock Splits, Stock Splits, and Granting of rights to receive share allotments) With the exception of those cases provided for by law, the Company shall not carry out reverse stock splits or stock splits for preferred stock. 2 The Company shall not grant rights to receive share allotments, stock options or convertible bond warrants to preferred shareholders.	(Deleted)
Chapter 3. General Meeting of Shareholders	Chapter 3. General Meeting of Shareholders
Article 19 to 24 (Omitted)	Article 12 to 17 (No change)
Article 25. (General Shareholders Meeting of Classified Shares)	Article 18. (General Shareholders Meeting of Classified Shares)
The provisions of Articles 21, 23, and 24 shall apply mutatis mutandis general shareholder meetings of classified shares. The provisions of Article 20 shall apply mutatis mutandis to general shareholder meetings of classified shares held on the same day as ordinary general shareholders meetings.	The provisions of Articles 14, 16, and 17 shall apply mutatis mutandis general shareholder meetings of classified shares. The provisions of Article 13 shall apply mutatis mutandis to general shareholder meetings of classified shares held on the same day as ordinary general shareholders meetings.
Chapter 4 Directors, Representative Directors, and the Board of Directors	Chapter 4 Directors, Representative Directors, and the Board of Directors
Articles 26 to 35 (Omitted)	Articles 19 to 28 (No change with the exception of Article 19 which was changed as stated in the Partial Amendment to the Articles of Incorporation (1))
Chapter 5 Corporate Auditors and Board of	Chapter 5 Corporate Auditors and Board of

Corporate Auditors	Corporate Auditors
Articles <u>36 to 42</u> (Omitted)	Articles <u>29 to 35</u> (No change)
Chapter 6 Fiscal Year	Chapter 6 Fiscal Year
Articles <u>43 to 46</u> (Omitted)	Articles <u>36 to 39</u> (No change)

3. Summary of the Planned Schedule for the Partial Amendment to the Articles of Incorporation (2)

February 15, 2008 (Friday):	Date of extraordinary general meeting of shareholders and general meeting of common share class shareholders.
March 25, 2008 (Tuesday):	Effective date of the Partial Amendment to the Articles of Incorporation (2)

III. Purchase of Total Purchase Condition Shares

1. Reason for Necessity of Purchasing the Total Purchase Condition Shares

As explained in Partial Amendment to the Articles of Incorporation (2), the Company decided to go private in order to avoid exposing general shareholders to the unavoidable risks of implementing strategies from a medium-to-long-term point of view and to be able to flexibly and quickly implement its business strategies from a medium-to-long-term view.

The purchase of the Total Purchase Condition shares as outlined in the previous Amendment to the Articles of Incorporation, etc. (2) comprises the purchase of all of the Total Purchase Condition shares (excluding treasury shares) based on a special resolution by the general meeting of shareholders in accordance with Article 171 of the Corporation Law of Japan and the Company's Articles of Incorporation following the amendments made by the Partial Amendment to the Articles of Incorporation (2). In exchange for the purchase, the Company will allocate the purchase price to shareholders as determined below. The said purchase price is determined by the Articles of Incorporation following the amendments made by the Partial Amendment to the Articles of Incorporation (2), and the Company will issue new common shares of the same class of its previously issued and outstanding common shares as of the General Meeting of Shareholders Date.

Should the purchase of the Total Purchase Condition shares be approved, the number of new common shares issued to shareholders other than CJHD is planned to be less than one share. Shareholders that have received fractional shares in the allocation less than one share shall receive final settlement in cash as stipulated for fractional shares less than one share in Article 234 of the Corporation Law of Japan. More concretely, the total number of shares equivalent to the fractional shares less than one share that resulted from the allocation shall be processed according to law, and having received the approval of the courts, shall be sold. The resulting cash shall be distributed to shareholders in accordance with their proportional holdings. Provided, however, that the fractional amount less than one resulting from the totaling of the fractional shares shall be truncated and not be part of the sale, as provided for in Article 234, Paragraph 1 of the Corporation Law of Japan. Even in the case that truncation is implemented regarding the sale, the Company plans to make the distribution of cash from the sale according to the original total of shares of shareholders.

Regarding said sale procedure, the Company plans to sell the new common shares to CJHD with the approval of the courts based on the provisions of Article 234, Paragraph 2 of the Corporation Law, and to buy said shares based on the provisions of Article 234, Paragraph 4 of the Corporation Law.

In purchasing the new common shares of the Company, if the necessary approval is received from the courts, the Company plans to calculate the total amount of cash based on 60,000 yen per share held by shareholders on the General Meeting of Shareholders Date (the price of common shares in the tender offer

by CJHD for the Company's common shares and subscription rights). Should approval not be received from the courts, it is possible that some adjustments will be necessary in the calculation and the final amount may differ from the above.

The validity of the purchase of the Total Purchase Condition shares is contingent on the enforcement of the Articles of Incorporation following the Partial Amendment to the Articles of Incorporation (2).

2. Details of Purchase of Total Purchase Condition Shares

(1) Items regarding the cash amount to be exchanged in the purchase of the Total Purchase Condition Shares and the allocation of the purchase price to shareholders of Total Purchase Condition shares

On the purchase date (see (2) below), the Company will purchase all the Total Purchase Condition shares (excluding treasury shares) held by shareholders or beneficiary shareholders in the final shareholders register (including the Custody Register) of a date of record (the Company plans to set the date of record as the day before the purchase date) to be decided separately. In exchange for said shares, in accordance with Article 6-2 of the revised Articles of Incorporation, the Company shall issue new common shares at the rate of 0.00004937 new common shares per Total Purchase Condition share.

(2) Purchase date

March 25, 2008 (Provided that the purchase of Total Purchase Condition shares is valid based on the enforcement of the Partial Amendment to the Articles of Incorporation (2))

(3) The Board of Directors will be authorized to determine other necessary items.

IV. Summary of the Schedule for the Partial Amendment to the Articles of Incorporation, etc.

January 16, 2008 (Wednesday):	Board of Directors Meeting (Convocation of extraordinary general meeting of shareholders and general meeting of common share class shareholders)
February 15, 2008 (Friday):	Extraordinary general meeting of shareholders and general meeting of common share class shareholders
February 16, 2008 (Saturday):	Stock moved to delisting post (Planned)
February 20, 2008 (Wednesday):	Start of tendering of shares (Planned)
March 14, 2008 (Friday):	Final trading of common shares (Planned)
March 16, 2008 (Sunday):	Delisting of common shares (Planned)
March 24, 2008 (Monday):	Base date for purchase of Total Purchase Condition Shares (Planned)
March 25, 2008 (Tuesday):	Deadline for tendering shares (Planned) Effective date for the purchase of Total Purchase Condition Shares and the issue of new common shares (Planned)

(End of document)

CYBIRD HOLDINGS JASDAQ

News Release
January 16, 2008

(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Change in Directors

Tokyo, Japan, January 16, 2008 --- In a meeting of the board of directors held today, CYBIRD Holdings unofficially decided to make changes in its directors and to place a resolution to that effect on the agenda of the extraordinary general shareholders meeting scheduled for February 15, 2008. The Company also announced the directors and corporate auditors who are scheduled to resign as of the end of the extraordinary general shareholders meeting. Details are as follows.

1. Changes in Directors

(1) Name and job title of candidate for directorship

Name	New Job Title	Major Jointly Held Positions with Other Companies and Position at CYBIRD Holdings Co., Ltd.
Mark Chiba	Outside director	Director, CJ Holdings Co., Ltd. Group Chairman, The Longreach Group, Inc.
Masamichi Yoshizawa	Outside director	Representative Director, CJ Holdings Co., Ltd. Representative Director, The Longreach Group, Inc.
Tomoya Sugimoto	Outside director	Director, CJ Holdings Co., Ltd. Principal, The Longreach Group, Inc.
Donglei Yan	Outside director	Director, The Longreach Group, Inc.
Michael Alfant	Outside director	Vice President, American Chamber of Commerce in Japan Group President & CEO, Fusion Systems Japan, Ltd.
Toshiaki Kawata	Director	Executive Vice President of CYBIRD Holdings Co., Ltd. President, CYBIRD Co., Ltd.

Note: CJ Holdings Co., Ltd., is the parent company of CYBIRD Holdings Co., Ltd.

* Please see the Reference Material on pages 3 to 5 for profiles of the candidates for new directorships.

(2) Names and job titles of directors scheduled to resign

Name	Job Title
Hiroyuki Sawada	Outside director, CYBIRD Holdings Co., Ltd.
Mitsuhiro Kitabatake	Outside director, CYBIRD Holdings Co., Ltd.

Note: Directors Hiroyuki Sawada and Mitsuhiro Kitabatake are scheduled to resign at the end of the planned extraordinary general shareholders meeting.

2. Changes in Corporate Auditors

(1) Name and job title of new candidates for corporate auditor positions

Name	New Job Title	Major Jointly Held Positions with Other Companies and Position at CYBIRD Holdings Co., Ltd.
Teruhisa Tajima	Outside Corporate Auditor	Corporate Auditor, The Longreach Group, Inc.
Hiromichi Yoshitake	Outside Corporate Auditor	Director, The Longreach Group, Inc.

* Please see the Reference Material on pages 3 to 5 for profiles of the new candidates for corporate auditor positions.

(2) Names and job titles of corporate auditors scheduled to resign

Name	Job Title
Masahisa Takeyama	Outside corporate auditor, CYBIRD Holdings Co., Ltd.
Takeshi Sato	Outside corporate auditor, CYBIRD Holdings Co., Ltd.

Note: Corporate auditors Masahisa Takeyama and Takeshi Sato are scheduled to resign at the end of the planned extraordinary general shareholders meeting.

3. Change Schedule

February 15, 2008

(End of document)

Reference Materials

1. Profiles of Candidates for Directorships

Candidate No.	Name (Birth date)	Career, Major Jointly Held Positions with Other Companies and Position and Responsibility at CYBIRD Holdings Co., Ltd.	Share Holdings of CYBIRD Holdings, Co., Ltd.
1	Mark Chiba (Oct. 31, 1965)	1988 Joined Macquarie Bank Jan. 1990 Joined Blake Dawson Waldron. Solicitors July 1992 Joined Credit Suisse First Boston Nov. 1994 Joined UBS Warburg May 1999 Joined UBS Securities Japan Joint Head of Investment Banking Division June 2000 Appointed President & CEO, UBS Securities Japan Oct. 2003 The Longreach Group founded Appointed Group Chairman (Current) July 2006 OCC Holdings Co., Ltd., founded Appointed Director (Current) Oct. 2007 CJ Holdings Co., Ltd., founded Appointed Director (Current) Nov. 2007 Chairman, Entie Commercial Bank, Ltd. (Current)	No shares
2	Masamichi Yoshizawa (Jan. 21, 1962)	Apr. 1984 Joined Sumitomo Bank, Ltd. (Currently Sumitomo Mitsui Banking Corporation) Dec. 1991 Joined Robertson, Stephens & Co. Appointed representative of Japan Mar. 1998 Joined Morgan Stanley Japan Securities Co., Ltd. Oct. 2003 The Longreach Group founded Appointed Representative Director (Current) July 2006 OCC Holdings Co., Ltd., founded Appointed Representative Director (Current) Sept. 2006 Appointed Chairman, OCC Corporation June 2007 Appointed Director, OCC Corporation (Current) Oct. 2007 CJ Holdings Co., Ltd., founded Appointed Director (Current) Nov. 2007 Appointed outside corporate auditor (Current), NIWS Co. HQ Ltd.	No shares
3	Tomoya Sugimoto (Aug. 5, 1964)	Apr. 1987 Joined LTCB, Ltd. (Currently Shinsei Bank, Ltd.) Apr. 1998 Joined Morgan Stanley Japan Securities Co., Ltd. Oct. 2003 The Longreach Group founded Became Principal (Current) Sept. 2006 Director, OCC Corporation (Current) Oct. 2007 CJ Holdings Co., Ltd., founded Appointed Director (Current)	No shares

4	Donglei Yan (Jan. 15, 1974)	Apr. 1998 Joined Merrill Lynch Securities Tokyo Branch (Currently Merrill Lynch Japan Securities Co., Ltd.) Oct. 2003 Joined General Electronic International Aug. 2005 Joined Steel Partners Japan Ltd. Mar. 2007 Joined Longreach Group, Inc. Appointed Director (Current)	No shares
5	Michael Alfant (May 20, 1961)	May 1982 Freelance consultant June 1989 Appointed Director, Fusion Systems Group June 1992 Became Chairman of the Information, Communications, and Technology Committee of the American Chamber of Commerce in Japan (ACCJ) June 1992 Fusion Systems Ltd. established Appointed Representative Director Mar. 2000 Appointed Director, eigoTown.com Limited (Current) Apr. 2000 Appointed Director, Oribitune Inc. June 2000 Building2 (B2) founded Appointed Director (Current) May 2004 Appointed Director, On2 Technologies Inc.(Current) Sept. 2004 Fusion Systems Japan Ltd. established Appointed Group President & CEO (Current) Jan. 2007 Appointed Vice President, ACCJ (Current)	No shares
6	Toshiaki Kawata (Mar. 17, 1964)	Apr. 1986 Joined Sumitomo Corporation Mar. 2004 Joined CYBIRD Co., Ltd. (Currently CYBIRD Holdings) Apr. 2005 Appointed Vice President Apr. 2006 Appointed President June 2006 Became Director Oct. 2006 New CYBIRD Co., Ltd. Appointed President (Current) Appointed Executive Vice President of CYBIRD Holdings (Current) Mar. 2007 Appointed Director of JIMOS CO., LTD. (Current)	No shares

2. Profiles of Candidates for Corporate Auditor Positions

Candidate No.	Name (Birth date)	Career, Major Jointly Held Positions with Other Companies and Position and Responsibility at CYBIRD Holdings Co., Ltd.		Share Holdings of CYBIRD Holdings, Co., Ltd.
1	Teruhisa Tajima (Aug. 4, 1971)	Oct. 1995	Joined Chuo Aoyama Accounting	No shares
		May 2000	Became registered certified public Accountant	
		Apr. 2004	Joined Shimizu Patent Office (Current)	
		June 2004	Appointed Auditor of Longreach Group, Inc. (Current)	
		Sept. 2006	Appointed Outside Auditor of OCC Corporation (Current)	
		Nov. 2007	Appointed Outside Auditor of NIWS Co. HQ Ltd. (Current)	
2	Hiromichi Yoshitake (May 1, 1968)	Apr. 1992	Joined Merrill Lynch Securities Tokyo Branch (Currently Merrill Lynch Japan Securities Co., Ltd.)	No shares
		Nov. 2000	Joined Ripplewood Japan Inc.	
		Sept. 2004	Jointed Longreach Group, Inc. Appointed Director (Current)	

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